Exhibit 99.1

Vermilion Energy Inc. Closes Acquisition of Producing Properties in Germany

CALGARY, Dec. 19, 2016 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We" or "Our") (TSX, NYSE: VET) is pleased to announce that we have completed the previously announced acquisition of interests in production and exploration assets in Germany (the "Acquisition") from Engie E&P Deutschland GmbH, for total consideration of €33 million ($46.2 million), based on the effective date of January 1, 2016.  After adjustments for cash flows between the effective date and closing date, Vermilion's cash cost for the Acquisition is projected to be approximately €28.3 million ($39.6 million).

The Acquisition includes operated and non-operated interests in five oil and three gas producing fields, along with an operated interest in one exploration license (the "Assets").  Vermilion will assume operatorship of six of the eight producing fields, with the other fields operated by ExxonMobil Production Deutschland (EMPG) and Deutsche Erdoel AG (DEA).

Production from the Assets has averaged 2,000 boe/d (51% oil) in 2016 through the end of October.  We expect to increase production by approximately 10% in 2017 based on budgeted capital investment of €3.6 million ($5.1 million).  Using the current forward strip, we forecast fund flows from operations(1) of approximately €17.6 million ($24.9 million) from the Assets in 2017.

The Acquisition provides us with our first operated producing properties in Germany, and advances our objective of developing a material business unit in this country.  Germany has a long history of oil and natural gas development, and a consistent fiscal framework with low political risk. The Assets are expected to be complementary with our existing European portfolio, offering similar subsurface characteristics and development opportunities.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing properties in North America, Europe and Australia.  Our business model targets annual organic production growth, along with providing reliable and increasing dividends to investors.  Vermilion is targeting growth in production primarily through the exploitation of light oil and liquids-rich natural gas conventional resource plays in Canada and the United States, the exploration and development of high impact natural gas opportunities in the Netherlands and Germany, and oil drilling and workover programs in France and Australia.  Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland.  Vermilion pays a monthly dividend of Canadian $0.215 per share, which provides a current yield of approximately 4.5%.

Vermilion's priorities are health and safety, the environment, and profitability, in that order.  Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings.  We have been recognized as a top decile performer amongst Canadian publicly listed companies in governance practices, as a Climate "A" List performer by the CDP, and a Best Workplace in the Great Place to Work® Institute's annual rankings in Canada, France, the Netherlands and Germany.  In addition, Vermilion emphasizes strategic community investment in each of our operating areas.

Management and directors of Vermilion hold approximately 5% of the outstanding shares, are committed to consistently delivering superior rewards for all stakeholders, and have delivered over 20 years of market outperformance.  Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

(1) Fund flows from operations is a financial measure that does not have a standardized meaning prescribed by International Financial Reporting Standards (IFRS).  Fund flows from operations is a measure of profit or loss in accordance with IFRS 8 "Operating Segments", calculated as cash flows from operating activities before changes in non-cash operating working capital and asset retirement obligations settled.  We analyze fund flows from operations both on a consolidated basis and on a business unit basis in order to assess the contribution of each business unit and our ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments.

DISCLAIMER

Natural gas volumes have been converted on the basis of six thousand cubic feet ("mcf") of natural gas to one barrel equivalent of oil.   Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation.  A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Certain statements included or incorporated by reference in this press release may constitute forward-looking statements under applicable securities legislation.  Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this press release may include, but are not limited to:

•	the estimates of 2016 and 2017 production and 2017 fund flows from operations;
•	the expectation that fiscal and regulatory policies in Germany remain supportive of continued investment; and
•	development plans and strategic objectives.

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information.  These risks and uncertainties include but are not limited to:

•	the ability of management to execute its business plan;
•	the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;
•	risks and uncertainties involving geology of oil and natural gas deposits;
•	risks inherent in Vermilion's marketing operations, including credit risk;
•	the uncertainty of reserves estimates and reserves life;
•	the uncertainty of estimates and projections relating to production, costs and expenses;
•	potential delays or changes in plans with respect to proposed acquisitions, exploration or development projects or capital expenditures;
•	Vermilion's ability to enter into or renew leases;
•	fluctuations in oil and natural gas prices, foreign currency exchange rates and interest rates;
•	health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing;
•	the ability of Vermilion to add production and reserves through development and exploration activities;
•	general economic and business conditions;
•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
•	uncertainty in amounts and timing of royalty payments;
•	risks associated with existing and potential future law suits and regulatory actions against Vermilion; and
•	other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward-looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

SOURCE Vermilion Energy Inc.

%CIK: 0001293135

For further information: please contact: Anthony Marino, President & CEO; Michael Kaluza, Executive VP & COO; Curtis W. Hicks, C.A., Executive VP & CFO; and/or Kyle Preston, Director Investor Relations, TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 17:08e 19-DEC-16